UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)

Booz Allen Hamilton Holding Corporation

(Name of Issuer)

Class A Common Stock, $.01 par value

(Title of Class of Securities)

099502106

(CUSIP Number)

Jeffrey Ferguson

The Carlyle Group

1001 Pennsylvania Avenue, NW

Suite 220 South

Washington, D.C. 20004

(202) 729-5626

with copies to:

Douglas S. Manya

Booz Allen Hamilton Inc.

8283 Greensboro Drive

McLean, Virginia 22102

(703) 902-5000

Matthew E. Kaplan

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

13 D

CUSIP No. 099502106

1	Name of reporting person. Explorer Coinvest LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 102,175,468.90 (1) shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 95,660,000 shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 102,175,468.90 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11); 71.87% (1)(2)
14	Type of reporting person (see instructions) OO (Limited Liability Company)

(1)	Includes 6,515,468.90 shares over which Explorer Coinvest LLC holds a voting proxy with respect to certain matters. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.”
(2)	All share percentage calculations in this Amendment to Schedule 13D are based on 142,159,105 outstanding shares of Class A common stock.

1	Name of reporting person. Explorer Manager, L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 102,175,468.90 (1) shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 95,660,000 shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 102,175,468.90 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11); 71.87% (1)
14	Type of reporting person (see instructions) OO (Limited Liability Company)

(1)	Includes 6,515,468.90 shares over which Explorer Coinvest LLC holds a voting proxy with respect to certain matters. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.”

1	Name of reporting person. Ralph W. Shrader
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 228,728 (1) shares
	8	Shared voting power 1,635,983 (1) shares
	9	Sole dispositive power 228,728 (1) shares
	10	Shared dispositive power 1,635,983 (1) shares
11	Aggregate amount beneficially owned by each reporting person 1,864,711 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11); 1.31% (1)
14	Type of reporting person (see instructions) IN

(1)	Includes shares pursuant to which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Amended and Restated Stockholders Agreement, dated as of November 8, 2010 and amended as of June 12, 2012 (the “Stockholders Agreement”). The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	Name of reporting person. Francis J. Henry, Jr.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 58,946 (1) shares
	8	Shared voting power 0 (1) shares
	9	Sole dispositive power 58,946 (1) shares
	10	Shared dispositive power 0 (1) shares
11	Aggregate amount beneficially owned by each reporting person 58,946 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11); 0.04% (1)
14	Type of reporting person (see instructions) IN

(1)	Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	Name of reporting person. Lloyd Howell, Jr.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 269,808 (1) shares
	8	Shared voting power 36,990 (1) shares
	9	Sole dispositive power 269,808 (1) shares
	10	Shared dispositive power 36,990 (1) shares
11	Aggregate amount beneficially owned by each reporting person 306,798 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11); 0.22% (1)
14	Type of reporting person (see instructions) IN

(1)	Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	Name of reporting person. Joseph Logue
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 360,429 (1) shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 360,429 (1) shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 360,429 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11); 0.25% (1)
14	Type of reporting person (see instructions) IN

(1)	Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	Name of reporting person. John D. Mayer
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 497,252 (1) shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 497,252 (1) shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 497,252 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11); 0.35% (1)
14	Type of reporting person (see instructions) IN

(1)	Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	Name of reporting person. John M. McConnell
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 64,845 (1) shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 64,845 (1) shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 64,845 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11); 0.05% (1)
14	Type of reporting person (see instructions) IN

(1)	Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	Name of reporting person. Robert S. Osborne
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 15,325 (1) shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 15,325 (1) shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 15,325 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11); 0.01% (1)
14	Type of reporting person (see instructions) IN

(1)	Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	Name of reporting person. Horacio D. Rozanski
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 460,879 (1) shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 460,879 (1) shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 460,879 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11); 0.32% (1)
14	Type of reporting person (see instructions) IN

(1)	Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	Name of reporting person. Samuel R. Strickland
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 687,358 (1) shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 687,358 (1) shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 687,358 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11); 0.48% (1)
14	Type of reporting person (see instructions) IN

(1)	Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	Name of reporting person. Richard J. Wilhelm
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 114,648 (1) shares
	8	Shared voting power 145,133 shares
	9	Sole dispositive power 114,648 (1) shares
	10	Shared dispositive power 145,133 shares
11	Aggregate amount beneficially owned by each reporting person 259,781 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11); 0.18% (1)
14	Type of reporting person (see instructions) IN

(1)	Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	Name of reporting person. Karen M. Dahut
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 159,616 (1) shares
	8	Shared voting power 13,940 shares
	9	Sole dispositive power 159,616 (1) shares
	10	Shared dispositive power 13,940 shares
11	Aggregate amount beneficially owned by each reporting person 173,556 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11); 0.12% (1)
14	Type of reporting person (see instructions) IN

(1)	Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	Name of reporting person. Elizabeth M. Thompson
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 72,101 (1) shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 72,101 (1) shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 72,101 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11); 0.05% (1)
14	Type of reporting person (see instructions) IN

(1)	Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

Amendment No. 8 to Schedule 13D

This Amendment to Schedule 13D is being filed to report the removal of Robert S. Osborne and Francis J. Henry, Jr. as reporting persons. The Schedule 13D originally filed on December 16, 2010, as amended by the Schedule 13D/A filed on April 4, 2011, the Schedule 13D/A filed on July 15, 2011, the Schedule 13D/A filed on August 12, 2011, the Schedule 13D/A filed on December 9, 2011, the Schedule 13D/A filed on June 22, 2012, the Schedule 13D/A filed on November 19, 2012 and the Schedule 13D/A filed on March 7, 2013 is hereby further amended and supplemented as set forth below in this Amendment No. 8.

Item 2.	Identity and Background

Item 2 is hereby amended by deleting the information with respect to Mark Gerencser.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following to the end of this section:

Mr. Strickland acquired 112,202 shares of Class A common stock upon the exercise of stock options previously granted to him under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan and the Booz Allen Hamilton Holding Corporation Officers’ Rollover Stock Plan for an aggregate exercise price of $217,242.87. Mr. Strickland funded such acquisition using personal funds.

Mr. Logue acquired 46,918 shares of Class A common stock upon the exercise of stock options previously granted to him under the Booz Allen Hamilton Holding Corporation Officers’ Rollover Stock Plan for an aggregate exercise price of $469.18. Mr. Logue funded such acquisition using personal funds.

Dr. Shrader acquired 41,470 shares of Class A common stock upon the exercise of stock options previously granted to him under the Booz Allen Hamilton Holding Corporation Officers’ Rollover Stock Plan for an aggregate exercise price of $414.70. Dr. Shrader funded such acquisition through the sale of shares acquired upon exercise.

Mr. Mayer acquired 17,243 shares of Class A common stock upon the exercise of stock options previously granted to him under the Booz Allen Hamilton Holding Corporation Officers’ Rollover Stock Plan for an aggregate exercise price of $172.43. Mr. Mayer funded such acquisition through the sale of shares acquired upon exercise.

Mr. Rozanski acquired 56,302 shares of Class A common stock upon the exercise of stock options previously granted to him under the Booz Allen Hamilton Holding Corporation Officers’ Rollover Stock Plan for an aggregate exercise price of $563.02. Mr. Rozanski funded such acquisition using personal funds.

Mr. Howell acquired 27,802 shares of Class A common stock upon the exercise of stock options previously granted to him under the Booz Allen Hamilton Holding Corporation Officers’ Rollover Stock Plan for an aggregate exercise price of $278.02. Mr. Howell funded such acquisition through the sale of shares acquired upon exercise.

Item 4.	Purpose of Transaction

Item 4 is amended by adding the following to the end thereof:

The purpose of the acquisitions of stock noted in Item 3 was to exercise stock options for investment and tax planning purposes and/or for liquidity purposes.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended in its entirety as follows:

(a)-(b) The responses of each of the persons filing this Amendment to Schedule 13D (each a “Reporting Person”) with respect to Rows 11, 12 and 13 of the cover pages of this Amendment to Schedule 13D that relate to the aggregate number and percentage of Class A common stock (including but not limited to footnotes to such information) are incorporated herein by reference. Such percentages were calculated based on 142,159,105 outstanding shares of Class A common stock.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9 and 10 of the cover pages of this Amendment to Schedule 13D that relate to the number of shares as to which each of the persons or entities referenced in Item 2 above has sole power or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition (including but not limited to footnotes to such information) are incorporated herein by reference.

Each of Explorer Coinvest LLC and Explorer Manager, L.L.C. may be deemed to beneficially own 102,175,468.90 shares of Class A common stock, including 95,660,000 shares of Class A common stock owned directly by Explorer Coinvest LLC and 6,515,468.90 shares of Class A common stock over which Explorer Coinvest LLC holds an irrevocable proxy that entitles it to vote the shares with respect to certain matters. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Explorer Manager, L.L.C. is the managing member of Explorer Coinvest LLC. Explorer Manager, L.L.C. is managed by a seven member investment committee, which has dispositive power over the shares beneficially owned by it, and a three member management committee, which has the power to vote the shares beneficially owned by it. Each member of the investment committee and management committee of Explorer Manager, L.L.C. disclaims beneficial ownership of the shares beneficially owned by Explorer Manager, L.L.C.

Dr. Shrader may be deemed to beneficially own an aggregate of 1,864,711 shares of Class A common stock, including (i) 72,734 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 1,479,303 shares of Class A common stock held by the Ralph W. Shrader Revocable Trust, (iii) 156,680 shares of Class A common stock issuable upon conversion of an equal number of shares of Class C common stock held by the Ralph W. Shrader Revocable Trust that may be converted within 60 days, and (iv) 140,000 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days. Dr. Shrader shares investment power and voting power over the 1,437,833 shares held by the Ralph W. Shrader Revocable Trust with his wife, Janice W. Shrader.

Mr. Henry may be deemed to beneficially own an aggregate of 58,946 shares of Class A common stock, including (i) 12,062 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 7,594 shares of Class A common stock held directly, and (iii) 39,290 shares of Class A common stock issuable upon conversion of an equal number of shares of Class C common stock that may be converted within 60 days.

Mr. Howell may be deemed to beneficially own an aggregate of 306,798 shares of Class A common stock, including (i) 50,978 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 60,690 shares of Class A common stock held directly, (iii) 36,990 shares of Class A common stock held by the Lloyd Howell, Jr. Trust, (iv) 9,020 shares of Class A common stock issuable upon conversion of an equal number of shares of Class C common stock that may be converted within 60 days and (v) 149,120 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days. Mr. Howell shares investment and voting power over the shares held by the Lloyd Howell, Jr. Trust with his wife, Patricia S. Howell.

Mr. Logue may be deemed to beneficially own an aggregate of 360,429 shares of Class A common stock, including (i) 51,416 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 106,013 shares of Class A common stock held directly, and (iii) 203,000 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.

Mr. Mayer may be deemed to beneficially own an aggregate of 497,252 shares of Class A common stock, including (i) 42,311 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 181,611 shares of Class A common stock held directly, (iii) 61,330 shares of Class A common stock issuable upon conversion of an equal number of shares of Class C common stock that may be converted within 60 days and (iv) 212,000 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.

Mr. McConnell may be deemed to beneficially own an aggregate of 64,845 shares of Class A common stock, including (i) 53,850 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan and (ii) 10,995 shares of Class A common stock held directly.

Mr. Osborne may be deemed to beneficially own an aggregate of 15,325 shares of Class A common stock, including 15,325 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan.

Mr. Rozanski may be deemed to beneficially own an aggregate of 460,879 shares of Class A common stock, including (i) 42,311 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 221,888 shares of Class A common stock held directly, (iii) 58,660 shares of Class A common stock issuable upon the conversion of an equal number of shares of Class C common stock that may be converted within 60 days and (iv) 138,020 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.

Mr. Strickland may be deemed to beneficially own an aggregate of 687,358 shares of Class A common stock, including (i) 53,850 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 18,158 shares of Class A common stock held directly, (iii) 509,210 shares of Class A common stock held by the Samuel Strickland Revocable Trust and (iv) 106,230 shares of Class A common stock issuable upon conversion of an equal number of shares of Class C common stock that may be converted within 60 days. Mr. Strickland is the sole trustee of the Samuel Strickland Revocable Trust and has sole investment power and voting power over the shares held by the trust.

Mr. Wilhelm may be deemed to beneficially own an aggregate of 259,781 shares of Class A common stock, including (i) 42,311 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan (ii) 8,667 shares of Class A common stock held directly, (iii) 145,133 shares of Class A common stock held by the Richard J. Wilhelm Trust and (iv) 63,670 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days. Mr. Wilhelm shares investment and voting power over the shares held by the Richard J. Wilhelm Trust with his wife, K. Shelly Porges.

Ms. Dahut may be deemed to beneficially own an aggregate of 173,556 shares of Class A common stock, including (i) 16,291 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 88,285 shares of Class A common stock held directly, (iii) 13,940 shares of Class A common stock issuable upon conversion of an equal number of shares of Class C common stock held by the Karen M. Dahut Trust that may be converted within 60 days and (iv) 55,040 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days. Ms. Dahut shares investment power and voting power over the 13,940 shares held by the Karen M. Dahut Trust with her husband, William L. Dahut.

Ms. Thompson may be deemed to beneficially own an aggregate of 72,101 shares of Class A common stock, including (i) 13,114 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 2,987 shares of Class A common stock held directly and (iii) 56,000 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.

(c) On July 29, 2013, Mr. Strickland exercised options to purchase 66,167.4 shares of Class A common stock at a per share exercise price of $0.01. Mr. Strickland sold the Issuer, and the Issuer purchased for cash, 5.4 of such shares, which represented the total number of fractional options exercised and was required by the terms of the Booz Allen Hamilton Holding Corporation Officers’ Rollover Stock Plan, at a per share price of $18.84. On July 30, Mr. Strickland exercised options to purchase 37,040 shares of Class A common stock at a per share exercise price of $4.28 and 9,000 shares of Class A common stock at a per share exercise price of $6.45.

On August 5, 2013, Ms. Dahut exercised options to purchase 24,399.226 shares of Class A common stock at a per share exercise price of $0.01. Ms. Dahut sold the Issuer, and the Issuer purchased for cash, 1.226 of such shares, which represented the total number of fractional options exercised and was required by the terms of the Booz Allen Hamilton Holding Corporation Officers’ Rollover Stock Plan, at a per share price of $20.32. Additionally, on August 5, 2013, Ms. Dahut sold 24,398 of such shares at a per share price of $19.00.

On August 5, 2013, Mr. Wilhelm exercised options to purchase 25,449 shares of Class A common stock at a per share exercise price of $0.01. Mr. Wilhelm sold the Issuer, and the Issuer purchased for cash, 6 of such shares, which represented the total number of fractional options exercised and was required by the terms of the Booz Allen Hamilton Holding Corporation Officers’ Rollover Stock Plan, at a per share price of $20.32. Additionally, on August 5, 2013, Mr. Wilhelm sold 25,443 of such shares at a per share price of $20.00.

On August 6, 2013, Mr. McConnell exercised options to purchase 61,110 shares of Class A common stock at a per share exercise price of $6.08. Additionally, on August 6, 2013, Mr. McConnell sold 61,110 of such shares pursuant to multiple transactions at a weighted average price of $20.48 per share, with individual prices ranging from $20.48 to $20.495 per share. Mr. McConnell undertakes to provide to Booz Allen Hamilton Holding Corporation, any of its security holders, or the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

On August 7, 2013, Dr. Shrader exercised options to purchase 79,400.88 shares of Class A common stock at a per share exercise price of $0.01. Dr. Shrader sold the Issuer, and the Issuer purchased for cash, 4.88 of such shares, which represented the total number of fractional options exercised and was required by the terms of the Booz Allen Hamilton Holding Corporation Officers’ Rollover Stock Plan, at a per share price of $20.43. Additionally, on August 7, 2013, Dr. Shrader sold 37,926 of such shares pursuant to multiple transactions at a weighted average price of $20.3635 per share, with individual prices ranging from $20.30 to $20.46 per share. Dr. Shrader undertakes to provide to Booz Allen Hamilton Holding Corporation, any of its security holders, or the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

On August 23, 2013, Mr. Mayer exercised options to purchase 33,083.7 shares of Class A common stock at a per share exercise price of $0.01. Mr. Mayer sold the Issuer, and the Issuer purchased for cash, 5.7 of such shares, which represented the total number of fractional options exercised and was required by the terms of the Booz Allen Hamilton Holding Corporation Officers’ Rollover Stock Plan, at a per share price of $20.86. Additionally, on August 7, 2013, Mr. Mayer sold 15,835 of such shares pursuant to multiple transactions at a weighted average price of $20.8638 per share, with individual prices ranging from $20.75 to $21.01 per share. Mr. Mayer undertakes to provide to Booz Allen Hamilton Holding Corporation, any of its security holders, or the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

On September 4, 2013, Mr. Osborne exercised options to purchase 110,970 shares of Class A common stock at a per share exercise price of $6.45 and 18,000 shares of Class A common stock at a per share exercise price of $11.93. Additionally, on September 4, 2013, Mr. Osborne sold 128,970 shares of Class A common stock pursuant to multiple transactions at a weighted average price of $19.4151 per share, with individual prices ranging from $19.31 to $19.71 per share. Additionally, on September 4, 2013, Mr. Osborne sold 5,855 shares of Class A common stock pursuant to multiple transactions at a weighted average price of $19.6892 per share, with individual prices ranging from $19.68 to $19.72 per share. Mr. Osborne undertakes to provide to Booz Allen Hamilton Holding Corporation, any of its security holders, or the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

On September 6, 2013, Mr. Logue exercised options to purchase 46,921.588 shares of Class A common stock at a per share exercise price of $0.01. Mr. Logue sold the Issuer, and the Issuer purchased for cash, 3.588 of such shares, which represented the total number of fractional options exercised and was required by the terms of the Booz Allen Hamilton Holding Corporation Officers’ Rollover Stock Plan, at a per share price of $19.54.

On September 12, 2013, Mr. Rozanski exercised options to purchase 56,305.906 shares of Class A common stock at a per share exercise price of $0.01. Mr. Rozanski sold the Issuer, and the Issuer purchased for cash, 3.906 of such shares, which represented the total number of fractional options exercised and was required by the terms of the Booz Allen Hamilton Holding Corporation Officers’ Rollover Stock Plan, at a per share price of $19.52.

On September 12, 2013, Mr. Howell exercised options to purchase 56,305.906 shares of Class A common stock at a per share exercise price of $0.01. Mr. Howell sold the Issuer, and the Issuer purchased for cash, 3.906 of such shares, which represented the total number of fractional options exercised and was required by the terms of the Booz Allen Hamilton Holding Corporation Officers’

Rollover Stock Plan, at a per share price of $19.52. Additionally, Mr. Howell sold 28,500 of such shares pursuant to multiple transactions at a weighted average price of $19.5538 per share, with individual prices ranging from $19.44 to $19.65 per share. Mr. Howell undertakes to provide to Booz Allen Hamilton Holding Corporation, any of its security holders, or the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

Explorer Coinvest LLC’s beneficial ownership over shares of Class A common stock decreased by 1,053,076.56 as a result of the disposition of stock by persons over whose shares Explorer Coinvest LLC held a voting proxy, as offset by exercises of options and grants of restricted stock to persons over whose shares Explorer Coinvest LLC holds a voting proxy. See “Item 6—Irrevocable Proxy and Tag-Along Agreements,” as described in the original filing of this Schedule 13D.

(d) Not applicable.

(e) On September 13, 2013 Mr. Osborne ceased to be a member of a group that beneficially owns more than five percent of the securities of the Company. On September 24, 2013 Mr. Henry ceased to be a member of a group that beneficially owns more than five percent of the securities of the Company.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by adding the following to the end of the section thereof entitled “Stockholders Agreement”:

Effective September 13, 2013, Mr. Osborne ceased to be subject to the obligations of executive officers under the Stockholders Agreement. Effective September 24, 2013, Mr. Henry ceased to be subject to the obligations of executive officers under the Stockholders Agreement.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby supplemented by adding the following exhibits in appropriate numerical order

Exhibit No.	Description

99.1.8	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXPLORER COINVEST, LLC
By:	Explorer Manager, L.L.C, its manager

By:	/s/ David B. Pearson
	Name:	David B. Pearson
	Title:	Member

EXPLORER MANAGER, L.L.C.

By:	/s/ David B. Pearson
	Name:	David B. Pearson
	Title:	Member

*
Ralph W. Shrader

*
Francis J. Henry, Jr.

*
Lloyd Howell, Jr.

*
Joseph Logue

*
John D. Mayer

*
John M. McConnell

*
Robert S. Osborne

*
Horacio D. Rozanski

*
Samuel R. Strickland

*
Richard J. Wilhelm

*
Karen M. Dahut

*
Elizabeth M. Thompson

*	The undersigned, by signing his name hereto, executes this Schedule pursuant to the Power of Attorney executed on behalf of the above-named entities and individuals and filed herewith.

By:	/s/ Terence Kaden
Terence Kaden
Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit No.	Description

99.1.8	Joint Filing Agreement.